

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2010

Mr. R. Ramin Kamfar
Bluerock Enhanced Multifamily Trust, Inc.
Heron Tower, 55 East 70th Street, 9th Floor
New York, New York 10022

> **Re:** **Bluerock Enhanced Multifamily Trust, Inc.**
> **Post-Effective Amendment No. 6 to Form S-11**
> **Filed April 19, 2011**
> **File No. 333-153135**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-153135**

Dear Mr. Kamfar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplement No. 4 dated April 18, 2011

Investment Portfolio, page 2

1. Please disclose the capitalization rates for your property acquisitions. Please also disclose how you calculate capitalization rates and describe any assumptions used.

Funds From Operations and Modified Funds from Operations, page 4

2. We refer to Table 1 which presents your pro-rata share of MFFO generated by your indirect equity interests in properties. We note that Table 1 provides no reconciliation to a comparable GAAP measure as required by Item 10(e) of Regulation S-K. Please remove Table 1 from the prospectus.

3.   We note your statements on page 4 and 5 that you believe MFFO is helpful as a measure of your operating performance. Please tell us why you believe MFFO, which excludes acquisition costs, is an appropriate measure of your historical operating performance given that a key aspect of your business strategy during the acquisition phase is to acquire additional properties and to hold properties for investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq. (via facsimile 919-786-2200)